UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of March 2009

_______________________

Commission File No. 1-14742

JINPAN INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

c/o Hainan Jinpan Special Transformer Works

Section D-2,

No. 100 Industry Avenue

Jinpan Development Area

Haikou, Hainan PRC

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:      ☒ Form 20-F        ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:         ☐Yes   ☐No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant’s press release, dated March 30, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JINPAN INTERNATIONAL LIMITED

By:	/s/ Mark Du
Name:	Mark Du
Title:	Chief Financial Officer

Dated: April 1, 2009

Exhibit No.	Description
1.	Press release, dated March 30, 2009.

Jinpan International Reports Fourth Quarter and Full Year 2008 Financial Results

-- 4Q08 Revenue Increases 7% to $44.9 Million Compared to 4Q07 --

--Full Year Revenue Increases 28.7% to $154.0 Million –

-- Full Year Net Income Increases 20.5% to $19.8 Million –

Englewood Cliffs, N.J., March 30, 2009 – Jinpan International Ltd (Nasdaq: JST),a leading designer, manufacturer and distributor of cast resin transformers for voltage distribution equipment, today announced consolidated financial results for the fourth quarter and full year ended December 31, 2008.

Highlights for the 2008 Fourth Quarter

Total sales for the fourth quarter were $44.9 million, a 7% increase from $41.9 million over the same period last year. Growth in total sales primarily resulted from an increase in the sale of the Company’s wind energy products, which include the cast resin transformers and reactors for wind power applications.

In the fourth quarter, sales outside of China increased 137% to $7.1 million, or 15.8% of total sales, compared to $3.0 million, or 7% of total sales in the same period last year. Growth in international sales is mostly due to the increase in the Company’s sales of wind energy products.

Cast resin transformers (excluding those for wind power applications), switch gears and unit substations represented $38.8 million, or 86.6% of total sales in the fourth quarter, while wind energy products represented $6.0 million, or 13.4% of total sales in the fourth quarter.

Gross profit in the fourth quarter was $13.5 million, a 13.5% decrease from $15.7 million, in the same period last year. Fourth quarter gross margin decreased to 30.2% compared to 37.4% in the same period last year. The price of raw materials declined significantly in the fourth quarter which put downward pressure on the market price of transformers. Additionally, in the fourth quarter, the Company’s cost of sales continued to reflect the higher price of materials procured prior to the price decline. The combination of the downward pressure on the market price of transformers and cost of sales that reflects higher cost of raw materials procured at the end of third quarter primarily caused the decline in gross margin. The Company expects lower materials prices to be reflected in its cost of sales in the first quarter of 2009, which should have a positive effect on gross margin.

Selling, general and administrative expenses in the fourth quarter were $8.0 million, or 17.8% of total sales, versus $8.8 million, or 21% of total sales in the same period last year. SG&A decreased primarily due to strict cost controls implemented within key operating units.

Operating income increased to $5.5 million, or 12.4% of total sales, compared to $6.8 million, or 16.3% of total sales in the same period last year.

Net income for the fourth quarter was $6.2 million, or $0.75 per diluted share, versus $6.6 million, or $0.81 per diluted share, in the same period last year. Fourth quarter net income as a percentage of revenue was 13.8% as compared to 15.7% in the same period last year.

Fiscal 2008 Results

For the full year, total sales increased 28.7% to $154.0 million compared to $119.6 million in the prior year.

Gross profit for the full year increased to $48.9 million compared to $41.6 million in the prior year . Gross margin for the full year decreased 3.1% to 31.7% from 34.8% in the prior year.

Selling, general and administrative expenses for the full year were $26.2 million, or 17.0% of total sales, compared to $23.0 million, or 19.2% of sales in the prior year.

Operating profit for the full year increased 21.4% to $22.7 million compared to $18.7 million in the prior year. Full year operating margin decreased to 14.7% compared to 15.6% in the prior year.

Net income for the full year increased 20.5% to $19.8 million, or $2.42 per diluted share, compared to $16.4 million, or $2.03 per diluted share in the prior year.

Mr. Zhiyuan Li, Chief Executive Officer of Jinpan commented, “2008 was a solid year for Jinpan and we were pleased with our overall financial results. Our revenue growth in the fourth quarter moderated compared to prior quarters as the decline in raw material prices prompted some of our customers to pare back or delay product orders. We also implemented a more conservative customer credit policy due to the global financial crisis, which impacted the strength of our revenue growth. We experienced a sharp decline in raw materials prices in the fourth quarter, but do not expect margins to improve until the first quarter of 2009 as the lower materials prices are reflected in our cost of sales. In spite of the global economic slowdown, we believe our relationships with our top customers remain stable and that our products will continue to gain wider acceptance among major electrical equipment original equipment manufacturers (“OEMs”) in China and around the world”.

We were pleased to see steady improvement to our balance sheet in 2008. We finished the year with $15.0 million in cash even after taking into account an $18.5 million increase in fixed asset expenditures associated with our Wuhan and Shanghai manufacturing facilities. We also managed to reduce our short-term bank loans by approximately $12.0 million since the third quarter.

Our accounts receivables increased largely due to strong international sales. We also implemented new credit policies that improved the quality of our accounts receivables as evidenced by our lower bad debt reserves. We continue to increase our cash flow from operations and believe that the new policies implemented for inventories and accounts receivable will benefit our operating cash flow. Overall, our financial structure at the end of 2008 is much improved over the prior year despite substantial growth in the size and structure of our operations.”

2009 Financial Outlook

For the full year 2009, the Company currently anticipates revenues of approximately $176 million to $182 million, a 14% to 18% increase over 2008 sales of $154 million. The Company anticipates net income of approximately $22.5 million to $23.3 million, a 14% to 18% increase over 2008 net income of $19.8 million. The Company anticipates diluted earning per share for 2009 to be $2.75 to $2.85 per share.

Mr. Li continued, “We are encouraged by our continued success. We are also aware of the challenges facing us in the current economic environment. Thus, we are taking a more cautious approach. Our growth plan for 2009 continues to focus on penetrating the power generation equipment market with our high-quality transformer and wind energy products. We believe that 2009 will be a solid year for Jinpan as we continue to meet the needs of our customers, which includes OEMs, electric utilities, industries, and commercial property developers. Our Wuhan facility is fully operational and we expect to operate the Wuhan facility at full capacity by the end of 2009. We are focused on product customization at competitive prices and expansion of international sales. Global demand for efficient, reliable, customized power generation equipment continues to be robust and Jinpan is emerging as a major player in this high growth area. We are optimistic that Jinpan’s strong and flexible balance sheet, innovative products and persistent work ethic will continue drive our company forward to achieve even greater success.”

Conference Call Information

Jinpan’s management will host an earnings conference call today, March 30, 2009 at 8:30 a.m. U.S. Eastern Standard Time. Listeners may access the call by dialing 1-913-981-5595. A webcast will also be available via the Company’s website at http://www.jstusa.net/. A replay of the call will be available through April 13, 2009. Listeners may access the replay by dialing 1-719-457-0820, access code: 4867406.

About Jinpan International Ltd

Jinpan International Ltd. (Nasdaq: JST) designs, manufactures and distributes cast resin transformers for voltage distribution equipment in China and other countries around the world. Jinpan’s cast resin transformers allow high voltage transmissions of electricity to be distributed to various locations at lower, more usable voltage levels. The Company has obtained ISO9001 and ISO1401 certification of its cast resin transformers. Its principal executive offices are located in Hainan, China and its U.S. headquarters is based in Englewood Cliffs, New Jersey.

Safe Harbor Provision

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s current expectations and observations and involve known and unknown risks, uncertainties or other factors not under the Company’s control, which may cause actual results, performance or achievements of the company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include, but are not limited to, the following:

•	our ability to successfully implement our business strategy;

•

the impact of existing and new competitors in the markets in which we compete, including competitors that may offer less expensive products and services, more desirable or innovative products or technological substitutes, or have more extensive resources or better financing;

•	the effects of rapid technological changes and vigorous competition in the markets in which we operate;

•	uncertainties about the future growth in electricity consumption and infrastructure development in the markets in which we operate;

•	uncertainties about the degree of growth in the number of consumers in the markets in which we operate using mobile personal communications services and the growth in the population in those areas;

•	other factors or trends affecting the industry generally and our financial condition in particular;

•	the effects of the higher degree of regulation in the markets in which we operate;

•	general economic and political conditions in the countries in which we operate or other countries which have an impact on our business activities or investments;

•	the monetary and interest rate policies of the countries in which we operate;

•	changes in competition and the pricing environments in the countries in which we operate;

•	exchange rates; and

•

other factors listed from time to time in the our filings with the Securities and Exchange Commission, including, without limitation, our Annual Report on Form 20-F for the period ended December 31, 2007 and our subsequent reports on Form 6-K.

Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact Information:

At Jinpan International Ltd.

Mark Du

Chief Financial Officer

(201)227-0680

At ICR, Inc.:

In China:

William Zima

+86 10 6599 7969

In U.S.

Brian M. Prenoveau, CFA

+203 682 8200

(Financial tables on the following page)

Jinpan International Limited and Subsidiaries

Consolidated Statements of Income (unaudited)

For the Three and Twelve Month Periods Ended December 31, 2008

	Three months ended Dec 31,		Twelve months ended Dec 31,
	2008	2007	2008	2007
(In thousands, except per share data)	US$	US$	US$	US$

Net sales	$44,853	$41,868	$153,979	$119,623
Cost of Goods Sold	(31,315)	(26,211)	(105,104)	(77,988)
Gross Margin	13,538	15,657	48,875	41,635

Operating Expenses
Selling and administrative	(7,989)	(8,813)	(26,217)	(22,966)
Operating income	5,549	6,844	22,658	18,669

Interest Expenses	(274)	(23)	(1,195)	(465)
Other Income	1,103	63	1,659	414
Income before income taxes	6,378	6,884	23,122	18,618

Income taxes	(207)	(316)	(3,363)	(2,226)
Income before minority interest	6,171	6,568	19,759	16,392
Minority Interest	—	—	—	—
Net income	$6,171	$6,568	$19,759	$16,392

Earnings per share

-Basic	$0.77	$0.82	$2.47	$2.05

-Diluted	$0.75	$0.81	$2.42	$2.03

Weighted average number of shares

-Basic	7,986,828	7,976,755	7,986,828	7,976,755

-Diluted	8,132,346	8,090,630	8,132,346	8,090,630

Jinpan International Limited and Subsidiaries

Consolidated Balance Sheets (unaudited)

As of December 31, 2008

	Dec 31
	2008	2007
	US$	US$
Assets
Current assets:
Cash and cash equivalents	$15,393	$15,705
Restricted Cash	1,331	1,417
Investment available for sales	15	193
Accounts receivable, net	58,793	43,026
Inventories	31,868	25,743
Prepaid expenses	4,713	7,943
Other receivables	7,317	2,969
Total current assets	119,430	96,996

Property, plant and equipment, net	18,213	9,031

Construction in progress	6,055	2,889

Intangible assets	12,348	11,549
Prepaid Land used Right	6,098	—
Deferred tax assets	301	807
Total assets	$162,445	$121,272

Liabilities and Shareholders’ Equity
Current liabilities:
Short term bank loans	$11,726	$9,874
Accounts payable	11,300	6,372
Income tax	3,671	2,353
Advance from customers	7,828	4,638
Other Payable	20,733	15,292
Total current liabilities	$55,258	$38,529

Shareholders’ equity:
Common stock, US$0.009 par value:
Authorized shares - 20,000,000
Issued and outstanding shares - 8,195,434 in 2008 and 8,186,617 in 2007	$73	$73
Common Stock, Warrants	854	854
Convertible preferred stock, US$0.009 par value:
Authorized shares - 1,000,000
Issued and outstanding shares – 3,055 in 2008 6,111 2007	1	1
Additional paid-in capital	34,035	33,938
Reserves	3,905	3,905
Retained earnings	60,266	39,659
Accumulated other comprehensive income	8,842	5,102
	107,976	83,532
Less: Treasury shares at cost, common stock - 206,470 in 2008 and 206,470 in 2007	(789)	(789)
Total shareholders’ equity	$107,187	$82,743
Total liabilities and shareholders’ equity	$162,445	$121,272

Jinpan International Limited and Subsidiaries

Consolidated Statements of Cash Flows

For the Twelve Months Ended December 31, 2008(Unaudited)

	Twelve months ended Dec 31
	2008	2007
Operating activities
Net income	19,759	16,392
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	1,661	1,273
Provision for Doubtful Debt	(484)	811
Loss (Gain) on disposal of fixed assets	10	49
Deferred Income Tax	543	(675)
Stock-based compensation cost	93	209
Loss(Gain) from sales of available-for-sales securities	2
Changes in operating assets and liabilities
Restricted Cash	178	(34)
Accounts receivable	(11,879)	(16,038)
Notes receivable	(3,061)	(564)
Inventories	(4,198)	(5,645)
Prepaid expenses	3,654	(2,877)
Other receivables	(943)	(558)
Accounts payable	4,337	(237)
Income tax	1,117	1,666
Advance from customers	2,773	697
Other liabilities	4,236	5,129
Net cash provided by (used in) operating activities	17,798	(402)
Investing activities
Purchases of property, plant and equipment	(9,944)	(5,777)
Proceeds from sales of property, plant and equipment	2	29
Payment for construction in progress	(2,868)	(1,015)
Purchase of available-for-sales securities	—	(489)
Proceeds from sales of available-for-sales securities	183	—
Land used right	(5,894)	—
Acquired minority interest	—	(12,624)
Net cash provided by (used in) investing activities	(18,521)	(19,387)
Financing activities
Notes Payable	—	(1,098)
Proceeds from bank loan	41,698	13,961
Repayment of bank loan	(40,569)	(10,616)
Issued shares from treasury stock	—	28
Proceeds from exercise of stock options	—	19
Decrease in Dividend payable to minority shareholders	—	362
Dividends paid	(1,940)	(1,931)
Net cash provided by/(used in) financing activities	(811)	725
Effect of exchange rate changes on cash	1,222	1,944
Net increase/(decrease) in cash and cash equivalents	(312)	(17,120)
Cash and cash equivalents at beginning of year	15,705	32,825
Cash and cash equivalents at end of the period	15,393	15,705

Interest paid	1,204	274
Income taxes paid	108	1,282